EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS SEPTEMBER 2006 PERFORMANCE

HOUSTON, Oct. 2, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in September 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 788 million, up 17.3 percent over September 2005, and available seat miles (ASMs) increased by 16.0 percent compared with September 2005. ExpressJet's September load factor was 75.1 percent, a 0.9 point increase over September 2005. The company flew 72,441 block hours, compared with 62,126 block hours in September 2005, and operated 39,594 departures, versus 34,602 departures in September 2005.

Also in September 2006, ExpressJet operated at a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 99.2 percent during the month. In September 2005, ExpressJet's controllable completion factor was 97.3 percent and its total completion factor was 93.2 percent.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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EXPRESSJET REPORTS SEPTEMBER 2006 PERFORMANCE/Page 2

PRELIMINARY TRAFFIC RESULTS

SEPTEMBER	2006	2005	Change	
Revenue Passenger Miles (000)	787,869	671,442	17.3	Percent
Available Seat Miles (000)	1,049,210	904,619	16.0	Percent
Passenger Load Factor	75.1 Percent	74.2 Percent	0.9	Points
Block Hours	72,441	62,126	16.6	Percent
Departures	39,594	34,602	14.4	Percent

YEAR-TO-DATE	2006	2005	Change	
Revenue Passenger Miles (000)	7,765,561	6,581,867	18.0	Percent
Available Seat Miles (000)	9,927,204	8,878,237	11.8	Percent
Passenger Load Factor	78.2 Percent	74.1 Percent	4.1	Points
Block Hours	686,410	613,684	11.9	Percent
Departures	368,620	334,452	10.2	Percent

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